Exhibit 99.1

HUTCHMED Announces TAZVERIK® Approved to be Used in Hainan Pilot Zone in China

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, June 1, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that TAZVERIK® (tazemetostat) has been approved by the Health Commission and Medical Products Administration of Hainan Province to be used in the Hainan Boao Lecheng International Medical Tourism Pilot Zone (“Hainan Pilot Zone”), under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma (“ES”) and follicular lymphoma (“FL”) consistent with the label as approved by the U.S. Food and Drug Administration (“FDA”). Launched in 2013 and located in China, the Hainan Pilot Zone is a destination for international medical tourism and global hub for scientific innovation, welcoming 83,900 medical tourists in 2020, according to official data.

TAZVERIK® is a methyltransferase inhibitor of EZH21 developed by Epizyme, Inc. (“Epizyme”). It is approved by the FDA for the treatment of certain patients with ES and certain patients with FL under FDA accelerated approval granted in January and June 2020, respectively.

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said: “The approval of TAZVERIK® in the Hainan Pilot Zone allows patients to gain early access to this first-in-class EZH2 inhibitor in China, as part of our commitment to bringing innovative medicines to people in need. In addition to its use in the Hainan Pilot Zone, we also plan to initiate further registration-enabling studies in China under the terms of our agreement with Epizyme to facilitate wider and easier patient access.”

In August 2021, HUTCHMED entered into a strategic collaboration with Epizyme to research, develop, manufacture and commercialize TAZVERIK® in China, Hong Kong, Macau and Taiwan.

About FL and ES

Follicular lymphoma (FL) is a subtype of non-Hodgkin’s lymphoma (“NHL”). FL accounts for approximately 17% of NHL. In 2020, there were an estimated 16,000 and 13,000 new cases of FL in China and the U.S., respectively. 2,3,4

Epithelioid sarcoma (ES) is a rare, slow-growing type of soft tissue cancer. Radical tumor resection is the primary treatment for patients with ES. However, ES is known for its high propensity for locoregional recurrence and distant metastases. The survival of patients with ES is often unsatisfactory with very limited treatment options. 5

About TAZVERIK® (tazemetostat)

TAZVERIK® is a methyltransferase inhibitor indicated in the United States for the treatment of:

●	Adults and pediatric patients aged 16 years and older with metastatic or locally advanced epithelioid sarcoma not eligible for complete resection.

●	Adult patients with relapsed or refractory follicular lymphoma whose tumors are positive for an EZH2 mutation as detected by an FDA-approved test and who have received at least two prior systemic therapies.

●	Adult patients with relapsed or refractory follicular lymphoma who have no satisfactory alternative treatment options.

These indications are approved under accelerated approval by the U.S. FDA based on overall response rate and duration of response. Continued approval for these indications may be contingent upon verification and description of clinical benefit in confirmatory trials.

View the U.S. Full Prescribing Information here: www.tazverik.com

About Tazemetostat Clinical Development in China

HUTCHMED and Epizyme are developing tazemetostat in various hematological and solid tumors in Greater China, with HUTCHMED leading the China portion of Epizyme’s SYMPHONY-1 study. HUTCHMED and Epizyme also intend to conduct additional global studies jointly.

SYMPHONY-1 (EZH-302) is an international, multicenter, randomized, double-blind, active-controlled, 3-stage, biomarker-enriched, confirmatory Phase 1b/3 study, which is designed to evaluate the safety and efficacy of tazemetostat in combination with R2 in patients with relapsed or refractory FL after at least one prior line of therapy (clinicaltrials.gov identifier: NCT04224493).

We intend to initiate a bridging study in FL to support registration of tazemetostat in China, as well as several combination studies of tazemetostat with HUTCHMED assets.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of about 1,700 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of TAZVERIK® for the treatment of patients with ES or FL, the further clinical development of TAZVERIK® in this and other indications, risks associated with the use of TAZVERIK® in the Hainan Pilot Zone, including that it could be discontinued in the future for a variety of reasons, the risk that ongoing or future clinical trials conducted by HUTCHMED for TAZVERIK® may not meet their primary or secondary endpoints or will warrant meetings with regulatory authorities, submissions for regulatory approval or review by governmental authorities under the accelerated approval process and expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding regulatory approvals, including accelerated approval, to conduct trials or to market products (including to continue offering TAZVERIK® in the Hainan Pilot Zone or elsewhere in China, Hong Kong, Macau and Taiwan), its expectations that preclinical studies or earlier clinical studies are predictive of the results of future trials, such as the ongoing confirmatory trials, the safety profile of TAZVERIK®, the potential for TAZVERIK® to become a new standard of care for ES or FL patients, HUTCHMED’s and Epizyme’s ability to implement and complete its further clinical development plans for TAZVERIK®, the potential commercial launch of TAZVERIK® in China and other jurisdictions in the approved indications, the sufficiency of each company's cash resources to fund its foreseeable and unforeseeable operating expenses and capital expenditure requirements, the timing of these events, and the impact of the COVID-19 pandemic on HUTCHMED’s business, results of operations and financial condition and on general economic, regulatory and political conditions. In addition, as certain studies rely on the use of other drug candidates as combination therapeutics with TAZVERIK®, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and regulatory approval of such drug candidates. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. HUTCHMED anticipates that subsequent events and developments may cause its views to change; however, HUTCHMED does not undertake any obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise. For a further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and with The Stock Exchange of Hong Kong Limited.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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1 EZH2 = Enhancer of Zeste Homolog 2

2 Source: NCCN® – https://www.nccn.org

3 Source: SEER – https://seer.cancer.gov/statfacts/html/follicular.html

4 Source: GLOBOCAN https://gco.iarc.fr/

5 Sobanko JF, Meijer L, Nigra TP. Epithelioid sarcoma: a review and update. J Clin Aesthet Dermatol. 2009;2(5):49-54